UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Lone Star Gold, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

542281100
(CUSIP Number)

Daniel M. Ferris
Flat 1, 48 Pont Street, London, SW1X 0AD, UK
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 542281100
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	7,500,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	7,500,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		7,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		8.64%
14	Type of Reporting Person		IN, HC

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The following constitutes Amendment No. 1 to the Schedule 13D filed by Daniel M. Ferris. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On January 13, 2012, Ferris transferred 7,500,000 shares of Common Stock (the “Transferred Shares”) to the Company.  Ferris received $1.00 as consideration from the Company for the Transferred Shares.  The purpose of the transaction was to reduce the number of issued and outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)	Ferris owns 7,500,000 shares of Common Stock, or 8.64% of all issued and outstanding shares.

Item 7.	Material to be Filed as Exhibits.

Agreement for Redemption of Common Stock between Dan Ferris and the Company dated January 13, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris
Daniel M. Ferris

Date:  January 13, 2012

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